PTopp@gibsondunn.com

February 14, 2008

VIA EDGAR AND FACSIMILE

(213) 229-7966	C 41731-00005

(213) 229-6966

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Re:	Herbst Gaming, Inc.
Form 10-K for the year ended December 31, 2006
Filed April 2, 2007
File No. 333-71094

Dear Ms. Cvrkel:

On behalf of Herbst Gaming, Inc. (the “Company”), this letter responds to your letter dated February 6, 2008, regarding the above-referenced filing (the “Comment Letter”).  Your comment from the Comment Letter is set forth below, followed by the Company’s related response.

Form 10-K for the year ended December 31, 2006

1.                                      With respect to prior comments one and two, you indicate that your valuation analysis for the Primm and Sands Regent acquisitions will be completed by the end of January.  In this regard, please provide us with an updated response that fully addresses our concerns with respect to the disclosure requirements of paragraph 51 of SFAS No. 141.  As part of your response, please provide us with your revised disclosures which will be included in your form 10-K for the year ended December 31, 2007.  If your valuation analyses result in material adjustments to your initial purchase price allocation, please explain to us in detail the nature, facts and circumstances surrounding the reasons for adjustment and why such amounts could

Linda Cvrkel

February 14, 2008

not be determined prior to the fourth quarter of fiscal 2007.  We may have further comments upon reviewing your response.

As mentioned in the Company’s response dated January 15, 2008, the Company engaged a third-party valuation firm to value the assets acquired in the Primm and Sands Regent acquisitions.  This valuation and allocation process was completed on a preliminary basis on February 7, 2008 and the Company is currently reviewing the preliminary report (the “Valuation Report”).  The Primm and Sands Regent acquisitions were both fairly large and included multiple locations and significant real property; consequently, the Valuation Report is similarly detailed and extensive.  As such, and given that Company management has only recently received the preliminary version of the Valuation Report, the Company requires additional time for its review of the preliminary Valuation Report and the finalization of the Valuation Report by the valuation firm.  At this time, the Company expects that such finalization will be completed no later than end of March 2008.

The Company engaged a third-party valuation firm to value the acquired assets because of the complex valuation analysis required with respect to the acquired assets.  As previously indicated, the value of intangibles, particularly the value assigned to customer lists and non-compete agreements, varies greatly depending on location.  The Company’s casino operations in Nevada are self-constructed and, therefore, do not provide comparable information for use in developing a preliminary estimate of the intangibles acquired in the Primm and Sands Regent acquisitions.  Moreover, as there are no restrictions on the number of gaming licenses available in the state of Nevada, there is usually no value assigned to license rights for properties acquired there.  The Company’s properties in the states of Iowa and Missouri do not provide comparable information since customer relationships and license values are dependent on patterns of local customer play and gaming regulations.  Because of the significant undertaking involved in conducting the valuation, the valuation firm was not able to complete its work on a preliminary basis until recently.  As a result, any material adjustments that may be made to the purchase prices for the Primm and Sands Regent acquisitions upon finalization of the Valuation Report could not be determined prior to the fourth quarter of fiscal 2007.

Upon completion of the Company’s review of, and the finalization of, the Valuation Report, the Company will provide a response to the Comment Letter that addresses your comments with respect to the disclosure requirements of paragraph 51 of SFAS No. 141.  As part of its response, the Company will provide you with the revised disclosures that will be included in the Company’s Form 10-K for the year ended December 31, 2007.  Moreover, if the valuation analyses result in material adjustments to the Company’s initial purchase price allocations for the Primm and Sands Regent acquisitions, the Company will explain in detail the nature, facts and circumstances surrounding the reasons for adjustment.

Linda Cvrkel

February 14, 2008

We appreciate the Staff’s responsiveness with respect to the Company’s proposals and look forward to resolving any concerns the Staff may have.  If you have any questions, please contact me at (213) 229-7966.

Sincerely,

/s/ Paytre Topp
Paytre Topp

PRT/rmt

cc:                                 Jean Yu, Securities and Exchange Commission (copy contained herewith)

Effie Simpson, Securities and Exchange Commission (copy contained herewith)

Mary E. Higgins, Herbst Gaming, Inc. (via electronic mail)

Michael Clark, Herbst Gaming, Inc. (via electronic mail)

Karen Bertero, Gibson, Dunn & Crutcher LLP (via electronic mail)

Andrew Cheng, Gibson, Dunn & Crutcher LLP (via electronic mail)

EXHIBIT A

Acknowledgment of Company

•	The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•

Comments of the Commission’s staff (the “Staff”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Mary E. Higgins
Name:	Mary E. Higgins
Title:	Chief Financial Officer